Filed by DoorDash, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Maplebear Inc.
Commission File No.: 001- 41805
Date: October 29, 2026

This filing relates to the proposed transaction between DoorDash, Inc., a Nevada corporation (“DoorDash”), and Maplebear Inc., a Delaware corporation (“Instacart”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 28, 2026, among DoorDash, Ibiza Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DoorDash (“Merger Sub”), and Instacart:

Internal Communications

What did we announce today?

We announced that we have signed an agreement to acquire Instacart. This planned transaction is subject to customary closing conditions and regulatory approvals. It will take some time before the acquisition can officially “close”, at which point Instacart would legally be a part of DoorDash. We currently expect to close in the end of 2027 or the first half of 2028. Until then, it is business as usual for both teams, we remain independent companies, and we must operate accordingly.

Who is Instacart?

Instacart is a grocery technology company in North America, partnering with more than 2,200 national, regional, and local retail banners to deliver from nearly 100,000 stores across more than 15,000 cities in North America. Instacart’s platform helps retailers launch and scale their own e-commerce solutions, offer same-day delivery and pickup services, and leverage digital tools to enhance the in-store shopping experience.

Why are we acquiring them/what are the benefits of this transaction?

We see an opportunity to double down on our mission to grow and empower local economies. DoorDash is best known for our marketplace, our local delivery network, and capabilities like DashMart Fulfillment Services that help improve quality and local selection. Instacart brings strength in grocery technology, in-store shopping expertise, digital storefronts for grocers, and advertising for brands large and small in North America. We believe that by working together and combining our resources, reach, and technology, we can help local businesses compete with the biggest retailers. This has the potential to benefit all of our audiences, including faster delivery options and more savings for consumers, more earnings for Dashers and Shoppers, and more dollars staying local.

How will this impact our existing Grocery investments e.g. DashMarts etc.

We are proud of our New Verticals team and the Grocery and Retail business we’ve built. By teaming up with Instacart, we have the exciting opportunity to accelerate our strategy and unlock meaningful benefits for our audiences. Until the planned transaction closes, it is “business as usual” for DoorDash and Instacart, and we will continue to operate as independent teams and businesses.

Can I share this news with my network?

You may share the official DoorDash press release or LinkedIn post but please do not add personal interpretations or commentary. Please click here for more information on our communications guidelines.

When is it expected to be complete?

We expect to close in the end of 2027 or the first half of 2028, subject to regulatory approval and other closing conditions.

What happens if it doesn’t get approved?

We hope that it does. We have a solid grocery and new verticals strategy and this will be an accelerant. If the transaction is not approved, nothing changes for us. We will continue to operate as two independent companies and we will proceed with our strategy and roadmap as planned.

How will they be integrated? Will they keep their brand?

It is too early to say. Until the planned transaction closes (subject to regulatory approval), DoorDash and Instacart must operate as independent businesses. Post-close, we will conduct a review to identify the most effective and efficient ways to integrate Instacart into DoorDash.

Are there plans to scale the Instacart brand into our international footprint?

Until the planned transaction closes, it is business as usual for DoorDash and Instacart, and we will continue to operate as independent teams and businesses. We have no immediate plans to launch the Instacart brand in EMEA, though that could evolve as we learn more. Wolt and Deliveroo have built beloved local brands that customers rely on for everything from meals to groceries and everyday essentials, and we’ll continue investing in them.

What do I do if the media contacts me?

Do not respond to any press inquiries, please direct them to press@doordash.com.

What do I do if Instacart employees contact me?

If an Instacart employee contacts you, you can briefly say, 'Congrats! Looking forward to connecting after the deal closes.' Avoid further conversation unless instructed and approved by Legal.

Can I connect with Instacart employees on LinkedIn?

Not at this time. Please do not request any new connections with any Instacart employees on LinkedIn, even if you have a prior relationship. If you receive a new LinkedIn request from Instacart employees, do not accept. Remember, until the planned transaction officially closes, we are required to continue to operate fully independently.

What if I have existing relationships with Instacart employees?

Please do not speculate on or discuss this transaction or share business confidential information. Until the planned transaction closes, it is “business as usual” for DoorDash and Instacart, and we will continue to operate as independent teams and businesses.

Can I trade in Instacart stock?

Generally speaking, if you do not have material non-public information regarding Instacart, you can trade in Instacart stock. Please see our Insider Trading Policy for more details on trading restrictions. Note that due to certain legal requirements, members of the US/DoorDash M-team should not trade in Instacart stock until closing.

Will I be able to apply for a role at Instacart?

Until the planned transaction closes, DoorDash and Instacart will operate as separate companies. If you were to apply for an Instacart position during this interim period, you would apply in the same manner as any other external applicant.

Will there be opportunities for me to work for Instacart post-close?

Until the planned transaction closes, we will not be making any plans as to how we will operate as a combined business. These decisions can only be determined once the planned transaction closes.

Where can I go for more information?

All the information we have shared externally can be found here.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the future financial or operating performance of DoorDash, Inc. (“DoorDash”) or Maplebear Inc. (“Instacart”). In some cases, you can identify forward-looking statements because they contain words such as “may,” “aim,” “will,” “should,” “expect,” “plan,” “try,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “toward,” or “continue” or the negative of these words or other similar terms or expressions that concern DoorDash’s or Instacart’s expectations, strategies, plans, or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding the proposed acquisition of Instacart by DoorDash pursuant to the Agreement and Plan of Merger among DoorDash, Ibiza Merger Sub, Inc., a wholly owned subsidiary of DoorDash, and Instacart (the “Merger Agreement” and such transaction, the “Proposed Transaction”); the expected financing of the Proposed Transaction; the expected timing and likelihood of completion of the Proposed Transaction on the terms contemplated or at all; the expected benefits, synergies, and strategic value of the Proposed Transaction, including the future financial and operating performance of the combined company; DoorDash’s plans and expectations regarding the integration of Instacart; and the plans, objectives, expectations, and intentions of DoorDash and Instacart with respect to the Proposed Transaction, the period of pendency of the Proposed Transaction and the combined company. These expectations and beliefs may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties related to: the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee or reimburse expenses; the ability to obtain, or delays in obtaining, governmental and regulatory approvals required for the Proposed Transaction, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required clearance or approval under the Competition Act (Canada) or under the Israeli Economic Competition Law-1988, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction; the ability to obtain the requisite approval of Instacart stockholders; the satisfaction or waiver of the other conditions to the closing of the Proposed Transaction; delays in completing the Proposed Transaction, or the failure to complete the Proposed Transaction at all; the ability to obtain adequate financing or financings on satisfactory terms and the effect of any indebtedness incurred in connection with the Proposed Transaction on the combined company’s credit ratings; the ability to successfully integrate Instacart’s business and to realize the anticipated cost savings, synergies, and other benefits of the Proposed Transaction within the expected timeframe or at all; the effect of any announcement relating to the Proposed Transaction on the market price of DoorDash’s or Instacart’s common stock; fluctuations in the market price of DoorDash common stock and the possibility that Instacart stockholders may receive a form of consideration different from what they elect as a result of proration; the nature, cost, and outcome of any litigation related to the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and opportunities; adverse reactions or changes to business or employee relationships resulting from the announcement, pendency, or completion of the Proposed Transaction; the ability of DoorDash and Instacart to retain and hire key personnel; economic, financial, social, or political conditions that could adversely affect DoorDash or Instacart; the macroeconomic environment and geopolitical uncertainty; competition; changes in legislation or governmental regulations; legal proceedings and regulatory matters and developments; and DoorDash’s and Instacart’s respective brands and reputations. The forward-looking statements contained in this release are also subject to other risks and uncertainties that could cause actual results to differ from the results predicted, including those more fully described in the filings of DoorDash and Instacart with the Securities and Exchange Commission (the “SEC”), including DoorDash’s and Instacart’s respective Annual Reports on Form 10-K for the year ended December 31, 2025 and quarterly reports on Form 10-Q filed thereafter, as well as in the registration statement on Form S-4 and the proxy statement/prospectus described below when they become available. All forward-looking statements in this release are based on information available to DoorDash and Instacart and assumptions and beliefs as of the date hereof, and each of DoorDash and Instacart disclaims any obligation to update any forward-looking statements, except as required by law.

Important Additional Information Will Be Filed with the SEC and Where to Find It

In connection with the Proposed Transaction, DoorDash intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of DoorDash common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a proxy statement of Instacart that also constitutes a prospectus of DoorDash (the “proxy statement/prospectus”). Each of DoorDash and Instacart may also file other relevant documents with the SEC regarding the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of Instacart as of the record date established for voting on the Proposed Transaction. This release is not a substitute for the Registration Statement, the proxy statement/prospectus, or any other document that DoorDash or Instacart may file with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF DOORDASH AND INSTACART ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, INSTACART, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available), as each may be amended or supplemented from time to time, and other documents containing important information about DoorDash, Instacart, and the Proposed Transaction, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DoorDash, including the proxy statement/prospectus (when available), will be available free of charge on DoorDash’s investor relations website at ir.doordash.com. Copies of the documents filed with the SEC by Instacart, including the proxy statement/prospectus (when available), will be available free of charge on Instacart’s investor relations website at investors.instacart.com.

Participants in the Solicitation

DoorDash, Instacart, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Instacart’s stockholders in respect of the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of DoorDash, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DoorDash’s Annual Report on Form 10-K for the year ended December 31, 2025, its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, and its definitive information statement on Schedule 14C filed with the SEC on August 27, 2026 (including the beneficial ownership information set forth therein), each filed with the SEC. Information about the directors and executive officers of Instacart, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Instacart’s Annual Report on Form 10-K for the year ended December 31, 2025 and its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, each filed with the SEC. To the extent holdings of securities by the directors and executive officers of DoorDash or Instacart have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4, or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC.

Other information regarding the interests of participants in the proxy solicitation, which may differ from the interests of DoorDash and Instacart stockholders generally, will be contained in the Registration Statement, the proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors and security holders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from DoorDash or Instacart using the sources indicated above.

No Offer or Solicitation

This release is for informational purposes only and is not intended to and shall not constitute an offer to sell buy or exchange, or the solicitation of an offer to sell, subscribe for, buy, or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, nor shall there be any sale, issuance, exchange, or transfer of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities, including the shares of DoorDash common stock to be issued as part of the merger consideration in the Proposed Transaction, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.